UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________________ to __________________________

Commission File Number 001-31921

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Compass Minerals International, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of the Compass Minerals International, Inc. Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Compass Minerals International, Inc. Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2005.
Kansas City, Missouri
June 19, 2018

Compass Minerals International, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2017	2016
Investments, at fair value (Notes 2 and 3)	$116,368,034	$100,942,689

Receivables
Employer contributions	66,388	1,432,186
Notes receivable from participants	3,433,127	3,382,232
Total Receivables	3,499,515	4,814,418
Net Assets Available for Benefits	$119,867,549	$105,757,107

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2017	2016
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$14,303,421	$5,591,592
Interest and dividend income	1,770,635	1,581,572
Net investment income	16,074,056	7,173,164
Contributions
Participants	6,298,802	5,843,845
Employer	4,119,207	5,375,834
Rollovers	1,015,079	745,105
Total contributions	11,433,088	11,964,784
Deductions:
Benefits paid to participants	(13,234,984)	(12,306,062)
Administrative expenses	(161,718)	(129,737)
Net increase in net assets	14,110,442	6,702,149
Net assets available for benefits at beginning of year	105,757,107	99,054,958
Net assets available for benefits at end of year	$119,867,549	$105,757,107

The accompanying notes are an integral part of the financial statements.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan

The following description of the Compass Minerals International, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a contributory, defined contribution plan covering eligible U.S. employees of Compass Minerals International, Inc. (the “Company” or “Compass Minerals”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: Participants are allowed to contribute, on either a pre-tax or Roth basis, a percentage of their eligible compensation, as defined by the Plan, up to the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code, as amended (the “Code”) – $18,000 in 2017 and 2016. Participants who are age fifty or older, and who contribute the maximum federal limit, are eligible to make an additional “catch-up contribution.” The maximum catch-up contribution for 2017 and 2016 was $6,000. Participants may also elect to contribute to the Plan on an after-tax (non-Roth) basis. Participants may contribute from a minimum of 1% to a maximum of 100% of their eligible compensation on an after-tax basis, subject to the maximum allowed by Code rules. Newly-hired participants are automatically enrolled in the Plan at an initial, pre-tax contribution amount of 6% of their eligible compensation. Participants may terminate or change their contributions at any time subsequent to this automatic enrollment.

Through 2017, the Company contributed, for each participant, a non-discretionary matching contribution on up to 6% of a participant’s eligible compensation, as follows: 100% of the participant’s contribution (either pre-tax or Roth) of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation. The Company amended the Plan and effective January 1, 2018, the Company contributes a non-discretionary matching contribution of 100% of a participant’s contribution (either pre-tax or Roth) on up to 6% of eligible compensation. The Company may also make profit sharing contributions to the Plan at the discretion of the Company’s Board of Directors. Participants must be employed on the last day of the Plan year to be eligible for discretionary profit-sharing contributions, except in the case of a participant’s death, disability or retirement, as defined by the Plan. For the years ended December 31, 2017 and 2016, discretionary profit sharing contributions totaling $0 and $1,266,400, respectively, were accrued for the Plan.

Through 2017, the Company elected to make a fixed contribution to each participant’s account equal to 1% of the participant’s eligible compensation, which is automatically invested in Compass Minerals common stock. The Company amended the Plan and effective January 1, 2018, the Company will no longer make this 1% contribution. This contribution remains in Compass Minerals common stock unless the participant redirects the investment into another investment option available under the Plan. In addition, the Company may designate a qualified non-elective contribution to be allocated to non-highly compensated employees to maintain compliance with the Code’s non-discrimination tests.

The Plan also allows participants to rollover part or all of an eligible rollover distribution received by the participant from another qualified plan.

Participant accounts: Each participant’s account is credited with the participant’s contribution, the Company’s non-discretionary matching contribution, rollover contributions, allocation of the Company’s discretionary profit-sharing contribution (if applicable), the fixed employer contribution in Compass Minerals common stock (if applicable) and Plan earnings or losses. Allocations are based on earnings or account balances as defined in the Plan. A participant is entitled to receive only the vested portion of their account balance at the time of a distributable event.

Eligibility: All U.S. employees of the Company and its participating subsidiaries were eligible to participate in the Plan immediately upon employment through 2017 (and within 30 days of service effective January 1, 2018), with the exception of employees who are citizens of Puerto Rico, certain non-resident aliens, leased employees, seasonal and temporary employees (including interns) and independent contractors, who are excluded from eligibility pursuant to the provisions of the Plan. Further, employees covered by a collective bargaining agreement are eligible only to the extent participation in the Plan is part of the negotiated collective bargaining agreement.

Participant investment options: Each participant is responsible for directing the investment of his or her existing account balances and all future contributions made on his or her behalf among the designated investment alternatives, including

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

shares of Compass Minerals common stock. Participants may change their investment options at any time throughout the year. However, participants who are subject to trading window restrictions for transactions in Compass Minerals common stock may not have the ability to change their investment in Compass Minerals common stock during specified periods.

Vesting: Through 2017, all participants were immediately vested in the portion of their Plan account related to participant contributions, rollover deposits, non-discretionary Company matching contributions, fixed Company contributions of funds to purchase Compass Minerals common stock and earnings or losses thereon. Effective January 1, 2018, the Plan was amended to require a two-year vesting period for the Company’s non-discretionary matching contributions for any employees hired on or after January 1, 2018. During participants’ first five years of employment, participants vest in the Company discretionary profit sharing contributions, and any earnings or losses thereon, at a rate of 20% each year beginning on the participant’s first anniversary of employment.

Forfeitures: Forfeitures of terminated participants’ non-vested Company contributions are used to pay Plan administrative expenses and reduce employer contributions. The Plan used forfeitures of $89 and $12,538 to reduce employer contributions in 2017 and 2016, respectively. The Plan used forfeitures of $79,715 and $71,403 to pay Plan expenses in 2017 and 2016, respectively. The forfeiture balance which was included in investments at fair value on the Statements of Net Assets Available for Benefits and was available to apply to future Plan administrative expenses or employer contributions, was $228,159 and $157,573 as of December 31, 2017 and 2016, respectively.

Participant loans: Participants are able to borrow from their fund accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (which may be reduced if the participant has plan loans outstanding) or 50% of their vested account balance. The loans are for terms of one to five years for general purpose loans and one to ten years for residential loans. The loans must be adequately secured by the vested account balance and bear interest at a rate commensurate with local prevailing rates. Interest rates on outstanding loans as of December 31, 2017, ranged from 4.25% to 7.0%. Principal and interest are paid ratably through after-tax payroll deductions with maturity dates ranging from 2018 through 2027.

Payment of benefits: Upon disability, retirement or other termination of service, participants, or their designated beneficiaries in case of death, are eligible to request a distribution of their vested account balance. If a participant’s vested account balance exceeds $5,000, a participant or designated beneficiary may elect to receive a lump sum payment or defer distributions to a later date. Vested account balances of less than $5,000 but greater than $1,000 will be rolled-over into an investment retirement account while vested account balances of $1,000 or less will be distributed in one lump sum payment, unless the participant or designated beneficiary elects otherwise. Withdrawals other than for disability, retirement or other termination of service are also permitted under certain circumstances provided by the Plan. Distributions are made in accordance with Plan provisions in the form of lump sum distributions or installment distributions. An annuity form of payment is also available to certain participants.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Expenses incurred in the administration of the Plan, which consist primarily of trustee and record keeping fees, may be paid from Plan assets and, therefore, deducted from participant accounts, may be paid from forfeitures of non-vested Company contributions to the Plan or may be paid by the Company, in its discretion, on behalf of participants.

Note 2.    Significant Accounting Policies

The Plan’s significant accounting policies are as follows:

Basis of accounting: The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Investment valuation and income recognition: Investments held by the Plan are stated at fair value less costs to sell, if those costs are significant. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company, as plan administrator, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Notes receivable from participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is included in interest and dividend income. Any related fees are recorded as administrative expenses and expensed when incurred. No allowance for losses has been recorded as of December 31, 2017 or 2016. The Plan’s notes receivables from participants are recorded at fair value. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the remaining participant loan balance is recorded as a benefit payment.

Note 3.    Fair Value Measurements

As required by U.S. GAAP, the Plan’s financial instruments are measured and reported at their estimated fair value less costs to sell, if those costs are significant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. The following provides a description of the fair value hierarchy of inputs that may be used to measure fair value.

Level 1 – Quoted market prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than Level 1 that are either directly or indirectly observable; and
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the plan administrator.

The Plan’s investments are measured using the following valuation methods:

Interest-bearing cash: The carrying amount of the Plan’s cash accounts approximates fair value.

Mutual funds: The fair value of these funds is determined using the net asset value based upon observable market quotations as of the close of business on the last trading day of the year.

Self-directed brokerage accounts: These accounts primarily consist of interest-bearing cash, for which the carrying amount approximates fair value, and mutual funds and common stock, which are valued based upon observable market quotations as of the close of business on the last trading day of the year.

Compass Minerals common stock: The fair value is based upon observable market quotations as of the close of business on the last trading day of the year.

Common collective trusts: The Principal Trust Income Fund and the Principal Trust Target Funds are common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled-separate accounts. The Principal Trust Income Fund seeks current income and, as a secondary objective, capital appreciation. The Principal Trust Target Funds seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in a specific year.

The Fidelity Managed Income Portfolio Fund is also a common collective trust fund and is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.

Participant-directed redemptions have no restrictions for any fund; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

Net asset value per unit, as determined by the fund trustee at year-end, is used as a practical expedient to estimate fair value for the common collective trust investments. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

As described above, each of the investments in the Plan portfolio, with the exception of the common collective trusts, have a readily determinable fair value based on the active market for identical assets and, therefore, each meet the criteria to be classified as a Level 1 investment.

The fair values of investments as of December 31, 2017 and 2016, are included in the tables below:

	December 31, 2017	Level 1	Level 2	Level 3
Interest-bearing cash	$1,958,011	$1,958,011	$—	$—
Mutual funds	33,398,508	33,398,508	—	—
Self-directed brokerage account	629,023	629,023	—	—
Compass Minerals common stock	6,266,867	6,266,867	—	—
Total assets in the fair value hierarchy	42,252,409	42,252,409	—	—
Investments measured at net asset value:
Common collective trusts	74,115,625	—	—	—
Investments at fair value	$116,368,034	$42,252,409	$—	$—

	December 31, 2016	Level 1	Level 2	Level 3
Interest-bearing cash	$2,019,411	$2,019,411	$—	$—
Mutual funds	26,648,280	26,648,280	—	—
Self-directed brokerage account	484,768	484,768	—	—
Compass Minerals common stock	6,243,246	6,243,246	—	—
Total assets in the fair value hierarchy	35,395,705	35,395,705	—	—
Investments measured at net asset value:
Common collective trusts	65,546,984	—	—	—
Investments at fair value	$100,942,689	$35,395,705	$—	$—

Note 4.    Related Party Transactions (Parties-in-Interest)

Plan investments include mutual funds and common collective trusts, which are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company, as plan administrator and sponsor, is a party-in-interest to the Plan. At December 31, 2017 and 2016, the Plan held 86,738.64 and 79,684.05 shares, respectively, of Compass Minerals common stock with market values of $6,266,867 and $6,243,246, respectively. During 2017 and 2016, the Plan purchased $1,265,497 and $1,135,441, respectively, of Compass Minerals common stock and sold $783,223 and $689,915, respectively, of Compass Minerals common stock. During 2017 and 2016, the Company declared and paid dividends of $2.88 and $2.78, respectively, per share of Compass Minerals common stock.

Note 5.    Income Tax

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014, stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust

Compass Minerals International, Inc. Savings Plan
Notes to Financial Statements

is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

US GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.

Note 7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Compass Minerals International, Inc. Savings Plan
Employer Identification Number 36-3972986, Plan 001
Form 5500 Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
As of December 31, 2017

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, collateral, par or maturity value	Number of Shares/Units	Current Value
	Columbia	Columbia Dividend Income Adv - Mutual Fund	186,431.50	$4,177,930
	American Century	American Century Inflation-Adj. Bond Fund R5 Class – Mutual Fund	21,461.29	249,595
	T. Rowe Price	T. Rowe Price International Discovery Fund – Mutual Fund	23,017.13	1,643,653
	BlackRock	BlackRock Total Return Fund Class K – Mutual Fund	174,001.67	2,035,820
*	Compass Minerals International, Inc.	Common Stock	86,738.64	6,266,867
	Principal Trust	Principal Trust Target Income Fund I – Common Collective Trust	14,006.15	236,704
	Principal Trust	Principal Trust Target 2010 Fund I – Common Collective Trust	26,166.51	542,693
	Principal Trust	Principal Trust Target 2015 Fund I – Common Collective Trust	85,294.09	1,906,323
	Principal Trust	Principal Trust Target 2020 Fund I – Common Collective Trust	447,463.97	10,779,407
	Principal Trust	Principal Trust Target 2025 Fund I – Common Collective Trust	567,528.40	14,420,897
	Principal Trust	Principal Trust Target 2030 Fund I – Common Collective Trust	437,931.41	11,644,596
	Principal Trust	Principal Trust Target 2035 Fund I – Common Collective Trust	402,994.08	11,146,816
	Principal Trust	Principal Trust Target 2040 Fund I – Common Collective Trust	205,419.59	5,852,404
	Principal Trust	Principal Trust Target 2045 Fund I – Common Collective Trust	162,888.55	4,779,150
	Principal Trust	Principal Trust Target 2050 Fund I – Common Collective Trust	93,531.89	2,760,126
	Principal Trust	Principal Trust Target 2055 Fund I – Common Collective Trust	58,970.20	1,764,978
	Principal Trust	Principal Trust Target 2060 Fund I – Common Collective Trust	26,519.26	380,286
*	Fidelity	Fidelity Growth Company Fund - Mutual Fund	61,809.36	11,042,242
*	Fidelity	Fidelity Government Money Market Fund	1,957,349.31	1,957,349
*	Fidelity	Fidelity Small Cap Index Institutional Fund – Mutual Fund	96,460.85	1,960,085
*	Fidelity	Fidelity 500 Index Institutional – Mutual Fund	63,994.84	5,980,317
*	Fidelity	Fidelity Extended Market Index Premium – Mutual Fund	36,617.47	2,272,114
*	Fidelity	Fidelity International Index Premium – Mutual Fund	48,837.70	2,108,812
*	Fidelity	Fidelity Managed Income Portfolio – Common Collective Trust	7,901,244.49	7,901,245
	Fidelity**	Brokeragelink (self-directed)	—	629,023
	PIMCO	PIMCO High Yield A - Mutual Fund	215,171.92	1,927,940
*	Plan Participants	Participant loans receivable (4.25% - 7.0%) maturing 2018 through 2027	—	3,433,127
				$119,800,499

*	Represents a party-in-interest.
** Includes Fidelity investments.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Ernst & Young LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Minerals International, Inc., as plan administrator for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS MINERALS INTERNATIONAL, INC. SAVINGS PLAN

		By:	COMPASS MINERALS INTERNATIONAL, INC., as Plan Administrator

Date:	June 19, 2018	By:	/s/ Steven N. Berger
Name: Steven N. Berger
Title: Senior Vice President, Corporate Services